EXHIBIT 99.1

NewsRelease

TC Energy to issue first quarter 2023 results on April 28 and hold annual meeting of common shareholders on May 2

Calgary, Alberta – April 6, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will release its first quarter 2023 financial results on Friday, April 28, 2023 pre-market and hold its 2023 annual meeting of common shareholders on Tuesday, May 2, 2023 at 2:00 p.m. MDT / 4:00 p.m. EDT.

First quarter 2023 financial results
François Poirier, TC Energy President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team will host a conference call and audio webcast to discuss the results and provide an update on recent company developments at 6:30 a.m. MDT / 8:30 a.m. EDT.

Members of the investment community and other interested parties are invited to participate by calling
1-800-319-4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on our website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/12502.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 5, 2023. Please call 1-855-669-9658 and enter passcode 9998.

Annual meeting
TC Energy’s annual meeting of common shareholders will be held in a virtual-only format via a live video webcast on Tuesday, May 2, 2023 at 2:00 p.m. MDT / 4:00 p.m. EDT. The webcast will be recorded and archived for replay following the meeting, including the live question and answer session.

For more information on participating in the live virtual meeting, please visit the annual meeting page on our website at 2023 Annual Meeting of Shareholders (tcenergy.com).

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Media Relations
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522